Exhibit 12.1

The following illustrates the computation of the historical ratio of earnings to fixed charges:

	FISCAL YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30, 2003
	1998	1999	2000	2001	2002
Fixed Charges :
Interest on debt and capitalized leases	$2,476	$5,852	$9,873	$7,926	$6,706	$10,987
Amortization of debt discount and expense	300	414	572	1,159	1,945	1,980
Interest element of rentals *	2,101	3,698	3,572	3,698	3,484	2,985
Investee’s fixed charges	—	—	241	487	—	—

Total Fixed Charges	$4,877	$9,964	$14,258	$13,270	$12,135	$15,952

Earnings :
Net income (loss)	$(28,669)	$50,915	$68,018	$15,301	$(93,902)	$41,355
Add back:
Loss (Income) from discontinued operations	60,686	(12,169)	(6,413)	(4,712)	117,875	—
Income tax provision	23,376	28,404	43,522	6,770	13,613	26,775
Loss on equity method investment	—	—	3,329	5,741	—	—
Fixed charges less interest capitalized	4,868	9,944	14,244	13,065	12,135	15,952

Total Earnings	$60,261	$77,094	$122,700	$36,165	$49,721	$84,082

Ratio of Earnings to Fixed Charges	12.4	7.7	8.6	2.7	4.1	5.3

*	We determined the interest component of rent expense to be 10%.